News release

Zi Corporation Reports 2005 First Quarter Results

CALGARY, AB, May 16, 2005 - Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today reported results for its first quarter ended March 31, 2005. Total revenue for this year's first quarter was $2.9 million, compared to total revenue in the 2004 first quarter of $3.0 million. The net loss for the 2005 first quarter was $1.5 million, or a loss per basic and diluted share of $0.03, compared to a net loss in the year earlier quarter of $1.5 million, or a loss per basic and diluted share of $0.04. Gross margin as a percentage of revenue in the first quarter of this year was relatively unchanged at 95 percent compared to 96 percent in last year's first quarter. (Unless otherwise indicated, all monetary amounts in this news release are in U.S. dollars.)

        President and CEO, Mike Donnell said that operationally and strategically, the quarter was highlighted by the continued expansion of Zi's customer base and investments in two key initiatives, which the Company believes can create new sources of revenue in the future. These investments include the acquisition of assets of Decuma AB of Sweden, an internationally known handwriting recognition company, and the worldwide marketing launch of QixTM, a new mobile service technology that has been very well received by the market since its introduction.

        Revenue from the Zi Technology business unit in this year's first quarter was $2.7 million compared to $3.0 million for the same period a year ago. The year-to-year decrease in revenue in the 2005 first quarter was due to a $0.6 million revenue decline from last year's first quarter by two major accounts, which was partially offset by increases in revenue of approximately 14 percent from the Company's other licensees.

        One of those two major accounts was no longer a licensee in the first quarter of 2005; however, this customer has just signed a new license agreement that also includes the Company's new Decuma handwriting recognition product. The other customer contributed approximately $0.3 million less revenue year-over-year due to a shrinking market for one of its mobile technologies. Even though first quarters are usually the softest, last year's first quarter performance was particularly strong, which also contributed to the size of the year-to-year comparative decline in this year's first quarter revenue. While there can be no guarantees given, both of these major customers have indicated that they expect to see their level of business with the Company increase in the second half of this year with the shipment of new handset models embedded with Zi's technologies.

        Zi's decision to invest substantial resources in its future during this year's first quarter with the worldwide product launch of Qix and the strategic acquisition of Decuma assets combined with the revenue decline from two major accounts were the principal reasons for the Company posting a loss in the 2005 first quarter. These investments in the future included the costs associated with the launch of Qix, which increased sales and marketing expenses above historical levels, and the SG&A expense of the Decuma operation.

        The Company's balance sheet as of March 31, 2005 showed cash and equivalents of $15.9 million, a $3.0 million increase from the total at the end of 2004, total assets of $23.5 million, and shareholders' equity of $17.2 million.

        Donnell noted that the Company believes the major accomplishments of the first quarter will have lasting impacts and significantly bolster the Company's future prospects. The Decuma acquisition, which was a natural fit for Zi, expands the Company's suite of product offerings to include a proprietary handwriting recognition solution thereby creating additional revenue opportunities. Zi is currently nearing completion of its first license for Decuma technology since acquiring the company early this year. The QixTM technology is designed to enable the rapid discovery of features and services on mobile phones, drive revenue for the carriers and make it much easier for mobile handset users to access their phone's full set of features. The Company believes Qix can increase the average revenue it receives per handset shipped with this new technology.

        Subsequent to the launch of Qix, Zi and Virgin Mobile Holdings, the UK's largest mobile virtual network provider, jointly announced the first consumer trial of Qix, whereby Virgin Mobile is bundling Qix with its Nokia 6630 handsets to compare service usage and Average Revenue per User (ARPU) between subscribers with and without Qix-powered smartphones.

        Selling, general and administrative expense ("SG&A") decreased in the first three months of 2005 to $2.8 million from $3.3 million in the first quarter of 2004. Included in last year's SG&A was a $1.4 million non-cash charge associated with the issuance of restricted stock units. Adjusted for this charge, the year over year increase in SG&A expense was $1.0 million consisting of $0.6 million in expenditures for the worldwide launch of Qix and sales and marketing activities, $0.2 million in professional fees related to Sarbanes Oxley and other regulatory compliance, Decuma SG&A expense of $0.1 million from the date of acquisition and other costs of approximately $0.1 million.

        Product research and development expense increased to $1.0 million in the first quarter of 2005 from $0.7 million in the first quarter of last year. This increase was due primarily to product research and development costs related to Decuma operations. In the three months ended March 31, 2005, gross expenditures on new product development before capitalization were $1.3 million reflecting the development of new language database software and Qix. In the first three months of 2004, the gross expenditure on product research and development was approximately $0.7 million. The Company capitalized approximately $0.3 million in software development costs in the first quarter of 2005 versus $3,380 in the same quarter of 2004.
Executive Summary of Operating Results
	Three Months Ended March 31,

(in thousands except per share amounts)	2005	2004
Revenue	$2,870	$3,029
Gross margin	2,717	2,913
Net loss	(1,514)	(1,457)
Total assets	$23,508	$9,883
Net loss per share - basic and diluted	$(0.03)	$(0.04)
Outstanding shares, weighted average	45,837	39,375
Outstanding shares, end of period	46,225	39,493

All dollar amounts are in United States dollars and in accordance with accounting principles generally accepted in the United States of America. This information should be read in conjunction with the Company's interim consolidated financial statements and notes.

Conference Call
 As previously announced, Zi is conducting a conference call to review its financial results today at 11:30 AM EDT (Eastern). The dial-in number for the call in North America is 1-800-500-0311 and 1-719-457-2698 for overseas callers. A live audio webcast and replay of the call can be accessed for 10 days at the Company's website at www.zicorp.com.

About Zi Corporation
 Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company provides device manufacturers and network operators with a full range of intuitive and easy-to-use input solutions, including: eZiText for one-touch predictive text entry; eZiTap™ for intelligent multi-tap entry, Decuma® for natural handwriting recognition and the new QixTM service delivery engine to enhance the user experience and drive service usage and adoption. Zi's product portfolio dramatically improves the usability of mobile phones, PDAs, gaming devices and set-top boxes and the applications on them including SMS, MMS, e-mail and Internet browsing. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi's OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's principal shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in Zi Corporation's most recent reports on SEDAR, Form 20-F and Form 6-K, each as it may be amended from time to time. Zi Corporation's results of operations for the first quarter ended March 31, 2005 are not necessarily indicative of Zi Corporation's operating results for any future periods. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

Zi, Decuma, Qix, eZiTap and eZiText are either trademarks or registered trademarks of Zi Corporation. All other trademarks are the property of their respective owners.

For more information:
Investor Inquiries:		Media Inquiries:
Allen & Caron Inc	Zi Corporation	Allen & Caron Inc
Jill Bertotti	Dale Kearns, Chief Financial Officer	Len Hall
(949) 474-4300	(403) 233-8875	(949) 474-4300
jill@allencaron.com	investor@zicorp.com l	en@allencaron.com

TABLES FOLLOW

ZI CORPORATION
CONSOLIDATED BALANCE SHEETS
	March 31, 2005	December 31, 2004
(All amounts in United States of America dollars except share amounts)	(unaudited)

Assets
Current assets
Cash and cash equivalents	$15,883,564	$12,889,335
Accounts receivable, net of allowance of $188,108 (2004 - $154,108)	2,885,827	5,570,869
Accounts receivable from related party	43,948	43,629
Prepayments and deposits	355,400	414,994
Total current assets	19,168,739	18,918,827

Capital assets - net	1,091,375	1,087,957
Intangible assets - net	3,247,760	1,692,087
Investment in significantly influenced company	-	-
	$23,507,874	$21,698,871

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued liabilities	$4,228,343	$3,081,280
Deferred revenue	1,941,589	2,704,105
Current portion of other long-term liabilities	69,276	71,969
Total current liabilities	6,239,208	5,857,354

Other long-term liabilities	74,297	92,361
	6,313,505	5,949,715

Contingent liabilities and guarantees

Shareholders' equity
Share capital
Unlimited number of Class A, 9% convertible, preferred shares authorized and no shares issued or outstanding	-	-
Unlimited number of common shares, no par value, authorized, 46,225,168 (2004 - 45,225,190) issued and outstanding	109,228,903	106,025,634
Additional paid-in capital	2,114,190	2,114,190
Accumulated deficit	(93,441,139)	(91,927,031)
Accumulated other comprehensive loss	(707,585)	(463,637)
	17,194,369	15,749,156
	$23,507,874	$21,698,871

See accompanying selected notes to consolidated financial statements.

ZI CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS

Three months ended March 31 (unaudited)	2005	2004
(All amounts in United States of America dollars except share amounts)

Revenue
License and implementation fees	$2,692,387	$2,970,611
Other product revenue	177,674	58,686
	2,870,061	3,029,297

Cost of sales
License and implementation fees	63,371	94,318
Other product costs	89,864	21,739
	153,235	116,057

Gross margin	2,716,826	2,913,240

Operating expenses

Selling general and administrative	(2,836,800)	(3,271,037)
Litigation and legal	(239,388)	(141,008)
Product research and development	(991,500)	(729,652)
Depreciation and amortization	(267,854)	(219,045)

Operating loss before undernoted	(1,618,716)	(1,447,502)

Interest on capital lease obligation	(935)	(332)
Other interest expense	(273)	(14,925)
Interest income and other income	105,816	5,705
Equity interest in loss of significantly influenced company	-	-
Loss before income taxes	(1,514,108)	(1,457,054)
Income taxes	-	-
Net loss	$(1,514,108)	$(1,457,054)

Basic and diluted loss per share	$(0.03)	$(0.04)
Weighted average common shares	45,837,333	39,375,382
Common shares outstanding, end of period	46,225,168	39,492,560

See accompanying notes to consolidated financial statements.

ZI CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

Three months ended March 31 (unaudited)	2005	2004
(All amounts in United States of America dollars)

Net cash flow from (used in) operating activities:
Net loss from continuing operations	$(1,514,108)	$(1,457,054)
Items not affecting cash:
Loss on dispositions of capital assets	516	152
Depreciation and amortization	277,280	219,045
Non-cash compensation expense	-	966,858
Non-cash consultant compensation expense	-	435,157
Decrease (increase) in non-cash working capital	3,113,530	(577,203)
Cash flow from (used in) operating activities	1,877,218	(413,045)

Cash flow from (used in) financing activities:
Proceeds from issuance of common shares, net of issuance costs	2,205,133	202,047
Payment of capital lease obligations	(35,424)	19,723
Cash flow from financing activities	2,169,709	221,770

Cash flow from (used in) investing activities:
Purchase of capital assets	(39,641)	(854)
Software development costs	(325,309)	(3,380)
Other deferred costs	14,666	-
Acquisition of subsidiary	(458,466)	-
Cash flow used in investing activities	(808,750)	(4,234)

Effect of foreign exchange rate changes on cash and cash equivalents	(243,948)	(1,563)
Net cash inflow (outflow)	2,994,229	(197,072)
Cash and cash equivalents, beginning of period	12,889,335	2,366,885
Cash and cash equivalents, end of period	$15,883,564	$2,169,813

Non-cash financing activity
Equipment acquired under capital lease	$-	$29,188
Components of cash and cash equivalents
Cash	$6,358,545	$2,169,813
Cash equivalents	$9,525,019	$-
Supplemental cash flow information
Cash paid for interest	$1,208	$15,257

See accompanying selected notes to consolidated financial statements.

Selected Notes to the Consolidated Financial Statements

For the year's three months ended March 31, 2005

NATURE OF OPERATIONS

Zi Corporation (the "Company" or "Zi") is incorporated under the Business Corporations Act of Alberta. Zi develops software designed to enhance the usability of mobile and consumer electronic devices. Through its e-Learning business segment which includes Oztime, English Practice and an equity interest in Magic Lantern Group, Inc. ("MLG"), the Company is also involved in e-Learning technology, content and customer service as well as educational content and distribution channels to offer learning management systems, interactive online courses and network education solutions to meet diverse client requirements.

SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements are prepared by management in conformity with accounting principles generally accepted in the United States of America ("US GAAP"), which conforms in all material respects with Canadian generally accepted accounting principles ("Canadian GAAP"), except as disclosed in note 12 to the Company's interim consolidated financial statements. The accounting policies used in preparing these interim consolidated financial statements are consistent with those used in preparation of the 2004 annual consolidated financial statements. Prior to December 31, 2003, the primary consolidated financial statements of the Company were prepared in accordance with Canadian GAAP with annual reconciliation of the Company's financial position and results of operations to US GAAP. Management elected to report in conformity with US GAAP as of December 31, 2003 to provide information on a more comparable basis with Zi's industry peers and to better assist with the understanding of the financial statements to the majority of their users, who are primarily in the United States of America. Effective March 31, 2004, the Company initiated reporting its consolidated financial statements in US dollars, with comparative periods restated to US dollars.